UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

April 8, 2011

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA C. CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On April 6 and 7, 2011, respectively, in accordance with Italian law, the requisite Italian Internal Dealing forms were filed with Borsa and CONSOB to disclose the transactions described below.

On March 31, April 1, 4, 5, and 6, 2011, respectively, Luigi Francavilla sold the following shares on the Milan Stock Exchange’s Mercato Telematico Azionario:

•      14,250 ordinary shares of the Company, with an average price per share of Euro 23.1922;

•      156,250 ordinary shares of the Company, with an average price per share of Euro 23.1996

•      61,126 ordinary shares of the Company, with an average price per share of Euro 23.2234;

•      10,000 ordinary shares of the Company, with an average price per share of Euro 23.2078; and

•      27,874 ordinary shares of the Company, with an average price per share of Euro 23.2145.

70,500 of these shares were issued through the exercise of options received under the Company’s 2004 Stock Option Plan.  The options issued under this plan have an exercise price of Euro 13.79 per share.

END

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ ENRICO CAVATORTA
Date: April 8, 2011		ENRICO CAVATORTA CHIEF FINANCIAL OFFICER